

17017156

Mail Processing

SION

ANNUAL AUDITED REPORT
APR 19 2017 FORM X-17A-5 /A *
PART III

Washington DC
408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8-49253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 CRANDON BLVD, STE 167
(No. and Street)

KYE BISCAYNE	FL	33149
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS GEOFFROY (305) 365-0527
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hancock Askew & Co., LLP
(Name – *if individual, state last, first, middle name*)

325 Almeria Avenue	Coral Gables	FL	33134
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. JOHN DEVANEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED CAPITAL MARKETS, INC, as of DECEMBER 31, 20 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MICHAEL NELSON
MY COMMISSION # FF226660
EXPIRES May 04, 2019
(407) 398-0153
FloridaNotaryService.com

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED CAPITAL MARKETS, INC.

Financial Statements
and
Independent Auditor's Report
For the Year Ended December 31, 2016

United Capital Markets, Inc.

Contents



HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

Report of Independent Registered Public Accounting Firm

The Board of Directors
United Capital Markets, Inc.
Key Biscayne, Florida

We have audited the accompanying statement of financial condition of United Capital Markets, Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Capital Markets, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted,

Hancock Askew & Co. LLP

Coral Gables, Florida
February 24, 2017

Savannah | 912-234-8243 | 100 Riverview Drive | Savannah, GA 31404
Atlanta | 770-246-0793 | 275 Scientific Drive | Suite 2500 | Norcross, GA 30092
Miami | 877-550-8243 | 325 Almeria Avenue | Coral Gables, FL 33134

www.HancockAskew.com

United Capital Markets, Inc.

Statement of Financial Condition

December 31,		2016
ASSETS		
Cash and cash equivalents	$	22,210
Deposits with clearing organizations		511,957
Property and equipment, at cost (net of accumulated depreciation of $63,219)		10,409
Due from related parties		35,152
Prepaid expenses and other assets		73,747
Total assets	$	653,475
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to clearing organization	$	61,125
Accounts payable and accrued expenses		188,521
Total liabilities		249,646
Stockholder's equity		
Common stock, no par value 2,000 shares authorized, 100 shares issued and outstanding		6,000
Additional paid-in capital		86,722,099
Accumulated deficit		(86,324,270)
Total stockholder's equity		403,829
Total liabilities and stockholder's equity	$	653,475

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Organization

United Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets fixed income securities, including private label asset-backed and government agency securities, to other broker-dealers and financial institutions through its office located in Florida.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC and COR Clearing, LLC (the "clearing organizations").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all financial instruments having an original maturity date of ninety days or less to be cash equivalents.

Securities Transactions

Proprietary and customer securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with related realized and unrealized gains or losses reflected in principal transactions in the statement of operations. Fair value is generally based on published market prices or other relevant factors including independent price quotations and the Company's valuation models using methodologies such as the present value of known or estimated cash flows. Profit and loss arising from all investment transactions entered into for the account and risk of the Company as well as related commission expenses are recorded on a trade date basis. Realized gains and losses and changes in unrealized gains and losses are recognized in the statement of operations and determined on a specific identification basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at fair market value based on market data readily available and securities not readily marketable are valued at fair value as determined by management using inputs including third party pricing services, indicative quotes, and proprietary models.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method over the useful lives of the assets which range from three to five years.

1. Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

Interest Income

Interest income is earned from the underlying securities owned, the deposits with the clearing organizations, and collateralized financing transactions and are accounted for on an accrual basis.

Interest Expense

Interest expense is incurred on the Company's financing of its proprietary inventory. Such interest expense is accounted for on an accrual basis.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (the "GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, the Company's income or loss is included in its Parent's tax return. The Parent is a Subchapter S corporation which is 100% owned by an individual, who is taxed on all of the Company's taxable income, if any. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Parent's federal tax status as a pass-through entity is based on its legal status as an S corporation. The Company's Parent is not subject to state and local income taxes. As of December 31, 2016, the Company's Parent's federal tax return generally remains open for the last three years.

Subsequent Events

Management has evaluated subsequent events through February 24, 2017, the date which the financial statements were available for issue.

2. Fair Value Measurements

Accounting Standards Codification ("ASC") 820 *Fair Value Measurements and Disclosures* defines fair value, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company held no securities at December 31, 2016.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2016:

Fair value measurements at reporting date using significant unobservable inputs (Level 3)

		Available for sale asset back securities
Beginning balance	$	-
Total gains (realized and change in unrealized) included in earnings		**1,370**
Purchases		**18,528,942**
Sales		**(18,530,312)**
Ending balance	$	-

2. Fair Value Measurements (cont.)

Realized gains and losses and change in unrealized gains and losses included in earnings for the period ended December 31, 2016, are reported within revenues from principal transactions as follows:

Total gains or (losses) included in earnings for the period ended December 31, 2016	$	**(4,336,041)**
Change in unrealized gains or (losses) relating to assets still held at December 31, 2016	$	-

3. Due from Clearing Organizations

Included in the due from the clearing organizations are amounts due from or payable to the clearing organization utilized by the Company. The amounts due from or payable to the clearing organization are payable on demand. As of December 31, 2016 the amounts due to the clearing organization were greater than the amounts receivable from it. Net amounts due to the clearing organization at December 31, 2016 was $61,125.

4. Deposits with Clearing Organizations

Amounts represent the Company's required cash collateral deposits with the Company's clearing organizations. At December 31, 2016, the Company's deposits with clearing organizations were $511,957.

5. Property and Equipment

Property and equipment consists of the following at December 31, 2016:

Property	$	**5,643**
Equipment		**67,985**
Less accumulated depreciation		**(63,219)**
	$	**10,409**

Depreciation expense for the year ended December 31, 206 was $18,208.

6. Transactions with Customers

For transactions where the Company's clearing organizations extend credit to customers, the clearing organizations seek to control the risks associated with these activities by contractually requiring customers to, maintain margin collateral in compliance with various regulatory and clearing organization guidelines.

The Company applies the provisions of the Accounting Standard Codification ("ASC") 460 Guarantees, Including Indirect Guarantees of Indebtedness of Others. ASC 460 provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organizations for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2016, there were no customer balances maintained at its clearing organizations and subject to such indemnification. During 2016, the Company incurred no losses under the terms of this indemnification. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

7. Commitments

The Company pays rent for office space under an operating lease that expires April 30, 2017. The Company was also committed to pay rent on storage space under an operating lease that is month-to-month. Future minimum rental payments under the lease arrangement are $31,093. In addition, the leases require the Company to pay for operating expenses.

Rent expense on the lease arrangements related to occupancy was approximately $144,000 for the year ended December 31, 2016.

8. Contingencies

The Company may be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition or operating results of the Company.

9. Principal Transactions

The Company's principal transactions by reporting categories, including derivatives, for the year ended December 31, 2016, included the following:

Asset-backed securities	$	**1,370**
Equity securities		**(4,337,411)**
Total principal transactions	$	**(4,336,041)**

10. Related Party Transactions

The Company also paid the Parent a total of $213,000 for consulting services. Such amounts are included in the statement of operations within professional services.

The Company entered into trades of securities with affiliates during 2016 for a total net amount of $37,814,160. There was no gain or loss as a result from these trades.

11. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2016, the Company had regulatory net capital of $284,521, an excess of $184,521 over the required minimum net capital of $100,000. At December 31, 2016, the Company's percentage of aggregate indebtedness to net capital was 87.74%.

A deposit in the amount of $511,957 is held with one or more of the clearing organizations and is considered an allowable asset in the computation of net capital.



UNITED CAPITAL MARKETS

April 13, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To whom it may concern:

In accordance with Rule 17a-5, United Capital Markets, Inc. submitted its Annual Audited Report for the year ending December 31, 2016 to FINRA, SEC and SIPC on March 1, 2017.

At the request of our FINRA Principal Regulatory Coordinator, Laura Pagnanelli, we are resubmitting the Oath or Affirmation page of the annual report signed by the firm's CEO, who also signed the firm's Exemption Report. Now both pages are signed by the same person.

Per Ms. Pagnanelli's instructions, United Capital Markets, Inc. is resubmitting the entire audit report to FINRA and the SEC.

Please contact me at (305) 365-0527 or Ms. Pagnanelli at (561) 443-8036 if you have any questions regarding this resubmission.

Best regards.

Thomas Geoffroy
CFO

UNITED CAPITAL MARKETS
240 Crandon Blvd., Suite 167
KEY BISCAYNE, FL 33149